Exhibit 21.1

Entity Name	Jurisdiction of Organization
Associated Materials Finance, Inc.	Delaware, United States
Gentek Holdings, LLC	Delaware, United States
Gentek Building Products, Inc.	Delaware, United States
Associated Materials Canada Limited	Ontario, Canada
Gentek Canada Holdings Limited	Ontario, Canada
Gentek Building Products Limited Partnership	Ontario, Canada